UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

Consol Energy Inc. Investment Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consol Energy Inc.

1800 Washington Road

Pittsburgh, Pennsylvania 15241

Registrant’s telephone number including area code: 412-831-4000

Consol Energy Inc.

Investment Plan for

Salaried Employees

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Consol Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2004 and 2003

		Page(s)
Report of Independent Registered Public Accounting Firm		1

Financial Statements

Statements of Net Assets Available for Benefits		2

Statement of Changes in Net Assets Available For Benefits		3

Notes to Financial Statements		4-11

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year		13-22

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures		23-24

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CONSOL Energy Inc. Investment Plan for Salaried Employees as of and for the year ended December 31, 2003 were audited by other auditors whose report dated June 14, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC

Pittsburgh, PA

June 28, 2005

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

ASSETS

(in thousands of dollars)	December 31
	2004	2003
Investment at Contract Value
Stable Value Fund	$574,670	$558,250

Investments at Fair Value
Interests in Registered Investment Companies	165,062	151,795
Barclays 3-Way Fund	0	15,120
Merrill Lynch Aggressive Asset Allocation Portfolio	0	1,257
Merrill Lynch Conservative Asset Allocation Portfolio	0	458
Merrill Lynch Moderate Asset Allocation Portfolio	0	2,659
Merrill Lynch Small Cap Index Trust	0	3,110
Merrill Lynch International Index Trust	0	937
Merrill Lynch Equity Index Trust	46,291	14,019
E.I. DuPont de Nemours & Company Common Stock	140,426	161,373
CONSOL Stock Fund	72,186	42,568
Daimler Chrysler AG Common Stock	103	117
Participant Loans	14,449	14,115

	438,517	407,528

Total Investments	1,013,187	965,778

Receivables
Due from Broker for Securities Sold	224	612
Accrued Interest and Dividends	7	5

	231	617

Cash	78	617

NET ASSETS AVAILABLE FOR BENEFITS	$1,013,496	$967,012

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2004
Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$20,765
Participants – Rollovers	23,367
Employer	12,156

56,288

Investment Income:
Interest and Dividends	10,960
Net Appreciation in Fair Value of Investments	81,573

92,533

Total Additions	148,821

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	102,334
Administrative Expense	3

Total Deductions	102,337

Net Additions	46,484

Net Assets Available for Benefits
Beginning of Year	967,012

END OF YEAR	$1,013,496

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first of the month following the start of regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 29, 1999, CONSOL Energy underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund in June 1999 and to allocate contributions to this fund in July 1999. In addition, participants were no longer able to allocate contributions to E.I. DuPont de Nemours & Company (“DuPont”) common stock (“DuPont Stock Fund”).

The CONSOL Stock Fund investment option is an Employee Stock Ownership Plan (“ESOP”), whereby participants in the plan will be given the opportunity to elect to receive cash for dividends declared on CONSOL Energy stock. If a participant does not make an election, the dividends will be reinvested in the CONSOL Stock Fund.

Contributions – During the year 2004 participants could, with certain restrictions, contribute a maximum of 44% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL Energy and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). The employer and employee contributions may not exceed $41,000 and $40,000 for the years 2004 and 2003, respectively. Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan. For the year ended December 31, 2004, the Plan was amended for full-time employees hired or rehired on or after August 1, 2004. For these employees, CONSOL Energy and participating employers match participant’s contributions, dollar for dollar, up to 9% of base pay (as defined by the Plan).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E.I. DuPont de Nemours & Company Common Stock, Daimler Chrysler AG Common Stock and Fidelity Low Price Stock Fund. These options are no longer available to Plan participants.

Vesting – Plan participants vest upon completion of three cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Participant Loans – Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Participants who retire from active service may elect to make withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59½ or defined hardship. At December 31, 2004 and 2003; approximately $82,000 and $617,000 was payable to withdrawing participants.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN (Continued)

Forfeitures – Nonvested participants whose services with the Company have been terminated will forfeit their entire Company matching source. Total forfeitures were approximately $47,000 and $32,000 for the years ended December 31, 2004 and 2003, respectively. Forfeitures are used to reduce the employer matching contributions to the Plan.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for the Stable Value Fund (Note 3). The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit responsive contracts are held for investment purposes by the Plan and are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. Changes in contract value of the investment contracts are recognized in the statement of changes in net assets available for benefits as they occur. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund at December 31, 2004 and 2003 was $600,271,000 and $589,068,000, respectively.

Investments in common stocks, common stock funds and registered investment companies are stated at fair value based on publicly quoted market prices. Investments in Common/Collective Trusts are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. The CONSOL Stock Fund, which is comprised solely of CONSOL Energy common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

3.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)		2004	2003
E.I. DuPont de Nemours & Company common stock, 2,862,919 and 3,516,507 shares, respectively		$140,426	$161,373
CONSOL Energy Inc. common stock, 1,758,494 and 1,643,532 shares, respectively		72,186	42,568
*LM Western Asset Core Plus, 5,995,955 and 6,060,594 shares, respectively		63,917	63,576
*PIMCO Low Duration Fund, 7,775,816 and 8,810,584 shares, respectively		79,313	90,220
*GEM Trust: GEM Trust Risk-Controlled 2	6,359,169 units	64,222	0
*GEM Trust: GEM Trust Opportunistic 1	6,278,445 units	63,531	0
*GEM Trust: GEM Trust Opportunistic 2	6,485,302 units	65,611	0
*GEM Trust: GEM Trust Opportunistic 3	6,521,489 units	66,116	0

*	These investments are included in the Stable Value Fund.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $81,573,000 as follows:

(in thousands of dollars)	Net Appreciation in Investment Value During Year
Registered investment companies	$15,248
Common stock
CONSOL Stock Fund	26,712
E.I. DuPont de Nemours & Company	7,930
Daimler Chrysler AG	3
Stable Value Fund	27,834
Common/Collective Trusts	3,846

$81,573

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

3.	INVESTMENTS (Continued)

The Stable Value Fund is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional guaranteed investment contracts as well as synthetic guaranteed investment contracts. A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is approximately $(18,800,000) and $(21,700,000) at December 31, 2004 and 2003, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The composition of assets of the Stable Value Fund as of December 31, 2004 and 2003 are as follows:

(in thousands of dollars)	2004	2003
Investment contracts	$571,392	$551,652
Short-term investments	3,278	6,598

	$574,670	$558,250

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2004 is as follows:

(in thousands of dollars)
Employer contributions	$6,420
Participant contributions and rollovers	34,798

Total contributions	41,218
Interest and dividend income	444
Net realized/unrealized appreciation in fair value	27,834
Benefits paid to participants	(73,944)
Administrative Expense	(1)
Net loan activity	(760)
Net interfund transfers	21,629

Increase in net assets available for benefits	16,420
Net Assets
Beginning of year	558,250

End of year	$574,670

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

3.	INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2004 and 2003 were 5.19% and 5.36%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 5.29% and 5.53% in 2004 and 2003, respectively.

Participants investing in the Stable Value Fund or Common/Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

4.	TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

(in thousands of dollars)	2004	2003
Net assets available for benefits per the financial statements	$1,013,496	$967,012
Amounts allocated to withdrawing participants	(82)	(617)

Net assets available for benefits per the Form 5500	$1,013,414	$966,395

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

(in thousands of dollars)
Benefits paid to participants per the financial statements	$102,334
Amounts allocated to withdrawing participants at December 31, 2004	82
Less: Amounts allocated to withdrawing participants at December 31, 2003	(617)

Benefits paid to participants per form 5500	$101,799

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 and 2003, but not yet paid as of that date.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include collective investment fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 1,758,494 shares and 1,643,532 shares of CONSOL Energy’s common stock at December 31, 2004 and 2003, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Common Stock

*	Consol Stock Fund		1,758,494	$72,186
	E.I. DuPont de Nemours & Company		2,862,919	140,426
	Daimler Chrysler AG		2,143	103

	Total Common Stock			212,715

	Interests in Registered Investment Companies

*	Merrill Lynch	Basic Value Fund	474,688	15,105
	Fidelity Investments	Low Priced Stock Fund	541,019	21,776
		Growth and Income Portfolio	221,031	8,446
		Magellan Fund	317,129	32,915
	Templeton	Foreign Fund	936,591	11,520
	Smith Barney	Large Cap Growth Fund	883,816	19,329
	PIMCO	Total Return Fund	297,921	3,179
	American Funds	Europacific Growth Fund	190,198	6,706
	Hotchkis and Wiley	Mid Cap Value Fund	457,378	12,436
	The Managers	Special Equity Fund	55,918	5,055
	Alger	Mid Cap Growth Fund	1,061,456	17,907
	State Street Research	Aurora Fund	264,034	10,688

	Total interests in registered investment companies			165,062

	Stable Value Fund

	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	10,303,808	10,304
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	10,034,560	10,035
	New York Life Ins Co	GIC, 4.40%, 12/02/2010	10,061,534	10,062
	Security Life of Denver	GIC, 6.19%, 03/03/2008	24,509,099	24,509
	Connecticut General Life Ins.	GIC, 7.14%, 10/01/2007	40,724,344	40,724

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	John Hancock Life Ins. Co.	GIC, 6.01%, 05/31/2006	3,734,594	3,735
	Transamerica	GIC, 7.10%, 11/30/2006	19,567,879	19,568
*	Merrill Lynch Premier Fund	Money Market Fund, 2.17%	3,278,375	3,278
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 4.29%, opened	28,673,120
	ING Life Insurance & Annuity Co.	Synthetic GIC 4.29%, opened	28,673,120
	JPMorgan Chase Bank	Synthetic GIC 4.29%, opened	28,673,120
	Monumental Life Insurance Co	Synthetic GIC 4.29%, opened	28,673,120
	State Street Bank & Trust	Synthetic GIC 4.29%, opened	28,673,120
	Underlying Security Description:
	PIMCO Total Return Fund	Mutual Fund	331,019	3,532
	PIMCO Low Duration Fund	Mutual Fund	7,775,816	79,313
	LM Western Asset Core Plus	Mutual Fund	5,995,955	63,917
	Various Insurance Companies	Synthetic Wrapper Agreements		(3,397)
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 5.22%, opened	61,817,962
	ING Life Insurance & Annuity Co.	Synthetic GIC 5.22%, opened	61,817,962
	JPMorgan Chase Bank	Synthetic GIC 5.22%, opened	61,817,962
	Monumental Life Insurance Co	Synthetic GIC 5.22%, opened	61,817,962
	State Street Bank & Trust	Synthetic GIC 5.22%, opened	61,817,962
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	6,359,168.598 units of participation		64,222
	GEM Trust Opportunistic 1	6,278,445.4788 units of participation		63,531
	GEM Trust Opportunistic 2	6,485,301.8904 units of participation		65,611
	GEM Trust Opportunistic 3	6,521,488.7146 units of participation		66,116
	FNMA Pool 499190	6.5% 01 Jun 2029	37,322	39
	FNMA Pool 493343	6.5% 01 Apr 2029	2,469	3
	Intl Bank Recon + Dev	7.625% 19 Jan 2023	290,000	379
	Gnma Pool 419569	6.5% 15 Feb 2026	15,077	16
	Ameritech Capital Funding Co	6.25% 18 May 2009	137,000	148
	Fed Hm Ln Pc Pool C13094	6% 01 Aug 2028	56,838	59

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	136
	Gnma Pool 780975	6% 15 Feb 2029	7,148	7
	FHLMC TBA Jan 30 Gold Single	5.5% 01 Dec 2099	1,500,000	1,524
	Eurodollar Futures	5-Jun	500,000	—
	Eurodollar Futures	5-Jun	(750,000)	—
	Eurodollar Futures	5-Sep	(500,000)	—
	Eurodollar Futures	5-Mar	500,000	—
	FNMA Pool 426119	8% 15 Jun 2026	35,368	38
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	27,173	30
	Procter + Gamble Co	8% 26 Oct 2029	69,000	93
	Intl Bk For Recon + Dev	0% 15 Feb 2015	21,000	13
	Intl Bk For Recon + Dev	0% 15 Feb 2016	63,000	35
	United States Tres Sc Strp Int	0.01% 15 May 2021	450,000	199
	Archer Daniels Midland Co	8.875% 15 Apr 2011	84,000	104
	Tyson Foods Inc	7% 01 May 2018	86,000	96
	Coastal Corp	6.5% 15 May 2006	120,000	125
	United States Tres Sc Strp Int	0% 15 May 2019	805,000	400
	British Columbia Prov CDA	5.375% 29 Oct 2008	178,000	188
	Financing Corp	9.65% 02 Nov 2018	450,000	661
	Financing Corp	8.6% 26 Sep 2019	75,000	103
	United States Tres Sc Strp Int	0% 15 May 2018	2,770,000	1,460
	General Mtrs Corp	7.1% 15 Mar 2006	173,000	179
	Fnma Pool 482922	6.5% 01 Apr 2029	13,022	14
	Fnma Pool 503854	6% 01 Jul 2029	21,741	23
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	177
	Federal Home Ln Bks	5.925% 09 Apr 2008	1,000,000	1,067
	Federal Natl Mtg Assn REMIC	7.5% 25 Mar 2007	163,826	169
	Enron Corp	6.75% 01 Jul 2005	120,000	1
	Time Warner Entmt Co L P	8.875% 01 Oct 2012	100,000	124
	Hydro Quebec	8.4% 15 Jan 2022	120,000	161
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,215,000	668

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	AES Eastn Energy Lp	9% 02 Jan 2017	97,457	111
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	131
	Israel St	6.375% 15 Dec 2005	86,000	89
	Norfolk Southn Corp	7.05% 01 May 2037	50,000	59
	Japan Bk Intl Cooperation	7.125% 20 Jun 2005	200,000	204
	Federal Natl Mtg Assn REMIC	9.99% 25 Sep 2017	28,200	31
	FNMA Pool 323347	7% 01 Sep 2028	118,631	126
	Diageo Cap PLC	6.125% 15 Aug 2005	259,000	264
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	127
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	658
	Sun Microsystems Inc	7.65% 15 Aug 2009	100,000	112
	FHLMC TBA Jan 30 Gold Single	6% 01 Dec 2099	(14,000,000)	(14,457)
	British Sky Broadcasting Group	8.2% 15 Jul 2009	60,000	69
	Tennessee Valley Auth	6.25% 15 Dec 2017	55,000	61
	Pemex Fin Ltd	6.3% 15 May 2010	120,000	129
	Time Warner Inc	9.125% 15 Jan 2013	90,000	113
	Murphy Oil Corp	7.05% 01 May 2029	320,000	367
	Continental Airls Pass Thru Tr	6.94% 15 Oct 2013	90,119	88
	Goldman Sachs Group Inc	7.35% 01 Oct 2009	120,000	137
	TRW Inc.	7.125% 01 Jun 2009	73,000	80
	U S West Cap Fdg Inc	6.875% 15 Jul 2028	236,000	192
	Continental Airls Pass Thru Tr	8.048% 01 Nov 2020	101,051	102
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	107
	Fnma Pool 533373	6.5% 01 Mar 2030	33,447	35
	Fnma Pool 503290	6.5% 01 Jun 2029	11,078	12
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	120
	NSTAR	8% 15 Feb 2010	120,000	141
	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	71
	Norfolk Southn Corp	6.2% 15 Apr 2009	44,000	48
	Sprint Cap Corp	6.875% 15 Nov 2028	107,000	116
	Bank Of America	7.8% 15 Feb 2010	300,000	350

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	44
	U S West Communications Inc	6.625% 15 Sep 2005	86,000	88
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	497
	State Street Bank + Trust Co	Short-Term Investment Fund	13,205,195	13,205
	Donnelley R R + Sons Co Medium	6.56% 05 Jul 2005	173,000	176
	Federal Home Ln Mtg Pc Gtd	6.5% 15 Jun 2022	58,992	1
	GNMA Pool 377590	8% 15 Aug 2025	151,127	164
	Compaq Computer Corp	7.65% 01 Aug 2005	120,000	123
	Federal Home Loan Bank	6.875% 15 Aug 2005	330,000	338
	Honeywell Intl Inc	6.875% 03 Oct 2005	137,000	141
	New Vy Gereration 1	7.299% 15 Mar 2019	89,952	105
	British Telecommunications Plc	0.92% 15 Dec 2010	82,000	98
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	228
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	130
	Federal Home Loan Mtg Corp	5.875% 21 Mar 2011	530,000	572
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	568
	Cmnwlth Bank Of Aust	7.125% 10 Jul 2006	280,000	296
	Japan Highway Publ	6.75% 17 Sep 2007	250,000	270
	Hilton Hotels Corp	7.625% 15 May 2008	40,000	44
	FNMA Pool 584869	6.5% 01 Jun 2031	48,873	51
	Delphi Corp	6.55% 15 Jun 2006	170,000	175
	FNMA Pool 535933	6.5% 01 May 2031	50,326	53
	Transocean Sedco Forex	6.625% 15 Apr 2011	120,000	133
	Univision Communications Inc	7.85% 15 Jul 2011	60,000	71
	Gnma Pool 421856	6.5% 15 Apr 2026	4,249	5
	Gnma Pool 288117	10% 15 Mar 2020	13,843	16
	Gnma Pool 294918	10% 15 Sep 2020	20,046	23
	Gnma Pool 296513	10% 15 Dec 2020	36,400	42
	Williams Cos Inc	7.875% 01 Sep 2021	170,000	190
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	410,000	496
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	132

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Ford Mtr Cr Co	7.25% 25 Oct 2011	45,000	48
	Ford Mtr Cr Co	6.5% 25 Jan 2007	180,000	187
	Government Backed Trs	0% 15 May 2008	1,040,000	921
	Alcoa Inc	6% 15 Jan 2012	84,000	92
	GNMA I TBA Jan 30 Single Fam	5.5% 01 Dec 2099	4,000,000	4,084
	Qwest Cap Fdg Inc	7% 03 Aug 2009	100,000	99
	Household Fin Corp	5.75% 30 Jan 2007	160,000	167
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	107
	FED HM LN PC Pool D28599	7.5% 01 Dec 2022	34,339	37
	FNMA Pool 306974	7.5% 01 Jun 2025	3,841	4
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	27
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	16
	J P Morgan Chase + Co	5.25% 30 May 2007	26,000	27
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	26,000	28
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	69
	Bank Austria	5.75% 08 Jun 2006	300,000	310
	Fed Hm Ln Pc Pool C68628	6% 01 Jul 2032	190,781	197
	At+T Corp	1% 15 Nov 2031	330,000	394
	Japan Fin Corp Mun Enterprises	6.85% 15 Apr 2006	200,000	210
	Florence Italy	6.14% 15 Apr 2014	36,100	40
	Coors Brewing Co	6.375% 15 May 2012	14,000	15
	Gnma Pool 373712	6.5% 15 Apr 2026	4,027	4
	Pearson Inc	7.375% 15 Sep 2006	95,000	101
	Brunswick Corp	7.375% 01 Sep 2023	140,000	156
	Landesbank Baden Wurttemberg	5.125% 30 May 2007	100,000	104
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	91
	At+T Broadband Corp	8.375% 15 Mar 2013	25,000	31
	FHLMC TBA Jan 30 Gold Single	5% 01 Dec 2099	2,000,000	1,987
	Countrywide Fdg Corp Mtn	4.25% 19 Dec 2007	84,000	85
	Massachusetts Elec Co Secd Mtn	7.39% 01 Oct 2027	85,000	92
	Fed Hm Ln Pc Pool G01477	6% 01 Dec 2032	168,641	174

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Lehman Bros Hldgs Inc	4% 22 Jan 2008	84,000	85
	Bayerische Landesbank	2.5% 30 Mar 2006	84,000	83
	Goldman Sachs Group Inc	6.125% 15 Feb 2033	66,000	68
	Bk Austria Ag	5.375% 28 Dec 2007	350,000	367
	Bear Stearns Cos Inc	3% 30 Mar 2006	84,000	84
	Bayerische Landesbank Girozen	5.375% 24 Sep 2007	150,000	157
	Hanson Australia Fdg Ltd	5.25% 15 Mar 2013	58,000	59
	Kommuninvest I Sverige Ab	0% 05 Jun 2006	180,000	172
	Fed Hm Ln Pc Pool C75494	6% 01 Jan 2033	974,288	1,007
	Fed Hm Ln Pc Pool C01549	6% 01 Apr 2033	485,023	501
*	Merrill Lynch + Co Inc.	3.7% 21 Apr 2008	68,000	68
	Liberty Media Corp New	5.7% 15 May 2013	70,000	70
	Comerica Inc	4.8% 01 May 2015	80,000	78
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	69
	Eurohypo Sa	4.25% 24 Oct 2005	290,000	293
	Intl Bk Recon And Develop	3.01% 29 Jul 2005	210,000	209
	Textron Finl Corp	2.75% 01 Jun 2006	30,000	30
	Export Development Corporation	6.4% 28 Nov 2005	220,000	227
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	57
	Fnma Pool 555436	6% 01 May 2033	31,167	32
	Fnma Pool 555285	6% 01 Mar 2033	51,997	54
	Fed Hm Ln Pc Pool E60022	6.5% 01 Aug 2009	89,306	95
	Liberty Media Corp New	3.5% 25 Sep 2006	60,000	60
	Fed Hm Ln Pc Pool C56016	6% 01 Mar 2031	227,611	235
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	60
	Federal Home Ln Mtg Corp	2.125% 15 Nov 2005	190,000	189
	Altria Group Inc	7% 04 Nov 2013	50,000	54
	Federal Home Ln Mtg Corp	2.875% 15 Dec 2006	700,000	695
	Hutchison Whampoa Intl	6.25% 24 Jan 2014	100,000	105
	FHLMC TBA Jan 30 Gold Single	4.5% 31 Dec 2099	500,000	483
	Fed Hm Ln Pc Pool A15094	6% 01 Oct 2033	1,000,000	1,033

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Halliburton Co	7.6% 15 Aug 2096	430,000	508
	Federal Farm Cr Bks Cons Sys	7.26% 02 May 2005	205,000	208
	FNMA Pool 318107	7% 01 Aug 2025	1,261	1
	FNMA Pool 414547	7% 01 Feb 2028	13,618	14
	GNMA Ii Pool 318107	6% 20 Nov 2011	85,456	90
	GNMA Pool 421692	6.5% 15 Feb 2026	5,656	6
	GNMA Pool 422131	6.5% 15 Apr 2026	27,882	30
	GNMA Pool 431373	6.5% 15 Sep 2026	22,074	23
	Bank Nederlandse Gemeenten Nv	4.23% 18 Apr 2006	400,000	405
	Bombardier Inc	7.45% 01 May 2034	100,000	85
	International Fin Corp	3.75% 30 Jun 2009	50,000	50
	FNMA Pool 779002	5.5% 01 Jun 2034	1,225,510	1,245
	Danske Bk A/S	1% 29 Dec 2049	17,000	18
	Fed Hm Ln Pc Pool A23452	5.5% 01 Jun 2034	142,749	145
	Fed Hm Ln Pc Pool A23404	5.5% 01 Jun 2034	68,384	70
	Fed Hm Ln Pc Pool A23810	6% 01 Jun 2034	199,875	207
	Federal Funds Futures	4-Dec	2,500,200	—
	Fed Hm Ln Pc Pool A24451	5.5% 01 Jul 2034	406,982	414
	United States Treas Bills	1.885% 20 Jan 2005	160,000	159
	Us Treas Notes 10Yr Futures	Mar-05	5,000,000	—
	Allstate Corp	5% 15 Aug 2014	70,000	70
	Fed Hm Ln Pc Pool A24560	5% 01 Jul 2034	272,238	271
	Bellsouth Corp	4.2% 15 Sep 2009	15,000	15
	Federal Home Ln Bks	2.625% 16 Oct 2006	160,000	158
	Landwirtschaftliche Rentenbank	3.25% 12 Oct 2007	80,000	80
	Dbs Bk Ltd Singapore	1% 15 Nov 2019	115,000	114
	Deere John Cap Corp Mtn Bk Ent	3.375% 01 Oct 2007	25,000	25
	Fed Hm Ln Pc Pool A25914	6% 01 Aug 2034	2,999,702	3,101
	U S Treas Bonds Futures	5-Mar	100,000	—
	U S Treas Bonds Futures	5-Mar	(300,000)	—
	Fed Hm Ln Pc Pool A17203	6% 01 Jan 2034	979,242	1,012

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	Fed Hm Ln Pc Pool A15137	6% 01 Nov 2033	3,999,601	4,134
	Fed Hm Ln Pc Pool A23500	6% 01 Jun 2034	1,000,000	1,034
	Fed Hm Ln Pc Pool A19281	6% 01 Aug 2034	499,291	516
	U S Treas Notes 5Yr Futures	5-Mar	5,000,000	—
	U S Treas Notes 5Yr Futures	5-Mar	(11,000,000)	—
	U S Treas Notes 2Yr Futures	5-Mar	14,000,000	—
	U S Treas Bonds Futures	FEB 113 CALL	(1,000)	—
	U S Treas Notes 10Yr Ftrs	FEB 111 PUT	1,000	—
	Jpmorgan Chase + Co	4.5% 15 Jan 2012	120,000	119
	Kroger Co	4.95% 15 Jan 2015	70,000	70
	Fed Funds Futures	MAR 97.5625 CALL	8,334	—
	Fed Hm Ln Pc Pool A18524	6% 01 Feb 2034	2,000,001	2,067
	Fed Hm Ln Pc Pool A25078	6% 01 Jul 2034	1,000,001	1,034
	Fed Hm Ln Pc Pool A25792	6% 01 Aug 2034	1,000,001	1,034
	Fed Hm Ln Pc Pool A27286	6% 01 Sep 2034	1,000,001	1,034
	Federal Funds Futures	5-May	833,400	—
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	17
	U S Treas Notes 10Yr Future	FEB 110 PUT	(1,000)	—
	U S Treas Notes 10Yr Future	FEB 112 PUT	1,000	—
	U S Treas Bonds Futures	FEB 112 CALL	(1,000)	1
	U S Treas Bonds Futures	FEB 111 PUT	1,000	—
	Pacificorp	6.71% 15 Jan 2026	400,000	453
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	319,749	349
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	104,911	114
	Federal Natl Mtg Assn	7.603% 25 Dec 2038	523,199	606
	Government Tr Ctfs	0% 15 May 2011	2,380,000	1,824
	Bgb Finance(Ire)	7.125% 27 Feb 2012	500,000	562
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	197
	Lb Hessen Thuringen Giro	5.75% 10 May 2006	150,000	155
	GNMA Pool 412234	6.5% 15 May 2026	23,230	25
	GNMA Pool 373607	6.5% 15 Mar 2026	1,724	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES EIN Number 51-0337383, Plan Number 002 Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares/units	(e) Current Value (in 000s)
	GNMA Pool 424276	6.5% 15 Mar 2026	83,212	88
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	125
	GNMA Pool 457932	6% 15 Dec 2028	89,059	93
	CAN Finl Corp	7.25% 15 Nov 2023	285,000	305
	GNMA Pool 412583	6.5% 15 Apr 2026	17,990	19
	GNMA Pool 413641	6.5% 15 Apr 2026	134,373	142
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	157
	Eurodollar Futures	6-Jun	(500,000)	—
	Fnma Pool 526224	6% 01 Jul 2029	77,221	80
	Norsk Hydro A S	7.15% 15 Nov 2025	125,000	148
	US Dollar		211,962	212
	Various Receivables			6,904
	Various Insurance Companies	Synthetic Wrapper Agreements		(15,924)

	Total Stable Value Fund			574,670

	Common/collective trusts

*	Merrill Lynch	Equity Index Trust	512,978	46,291

	Common/collective trusts

*	Participant Loans	4.00% to 9.50%		14,449

				$1,013,187

*	Indicates parties-in-interest

Signatures

Pursuant to the requirements of the Securities and Exchange act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Pittsburgh, Allegheny County, Commonwealth of Pennsylvania.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2005	By:	/s/ Patricia Malanos
Patricia Malanos
Plan Administrator